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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BestVest Investments, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 North Jackson Street, Suite 305
(No. and Street)

Media	PA	19063
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. O'Connor (610) 891-2870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo and Chiaverelli LLC
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 204	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BestVest Investments, Ltd, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
GENNARO VUONO - Notary Public
Montgomery County
My Commission Expires Jan 14, 2023
Commission Number 1172589

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
MAR 02 2020
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BestVest Investments, LTD.

Financial Statements

and Additional Information

December 31, 2019

BestVest Investments, LTD.

December 31, 2019

Table of Contents

BestVest Investments, LTD.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$ 434,225
Receivable from Broker-Dealers	98,360
Advances and Other Receivables	1,029,194
Restricted Cash	50,000
Property and Equipment, net	4,569
(Accumulated Depreciation of 4,572)	
Right of use lease asset, net	59,966
TOTAL ASSETS	$1,676,314

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 332,087
Lease Liability	62,792
TOTAL LIABILITIES	$ 394,879
STOCKHOLDER'S EQUITY	
Common Stock, no par value	10,000
60,000 shares authorized	
10,000 shares issued and outstanding	
Additional Paid In Capital	1,310,000
Retained Deficit	(38,565)
TOTAL STOCKHOLDER'S EQUITY	1,281,435
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,676,314

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Income
Year Ended December 31, 2019

REVENUES	
Commissions	1,152,269
Interest and Dividends	79,879
Investment Advisory Fees	385,363
Mutual Fund Fees	721,797
Other Income	37,856
Total Revenues	$2,377,164
EXPENSES	
Commission and Fee Expense	968,559
Compensation and Benefits	1,034,843
Clearing and Execution Expense	63,021
Occupancy	55,049
Other Expenses	254,108
Total Expenses	2,375,580
Net Income	$ 1,584

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

Schedule of Retained Deficit

Beginning Retained Deficit	($ 40,149)
Net Income	1,584
Retained Deficit	($ 38,565)

Schedule of Additional Paid-In-Capital

Additional Paid in Capital	$1,310,000
Additional Paid in Capital	$1,310,000

Schedule of Common Stock

Common Stock, without par value, 60,000 shares authorized, 10,000 shares issued and authorized	$10,000
Common Stock	$10,000
Total Stockholder's Equity	$1,281,435

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities:	
Net Income	$ 1,584
Depreciation	
Adjustments to reconcile net income to net cash used by operating activities:	
Change in commissions receivable	(1,679)
Change in advances	-0-
Change in Investment	
Change in Deposits and Prepaids	-0-
Change in Other Assets	9,144
Change in Right of Use Lease Asset	(59,966)
Change in accounts payable and accrued expenses	(91,746)
Change in Lease Liability	62,792
Net cash used by operating activities	(79,871)
Cash flows from investing activities:	
Net cash used for investing activities	-0-
Cash flows from financing activities:	
Net cash used for financing activities	-0-
Net change in cash and cash equivalents	(79,871)
Cash and cash equivalents at beginning of year	514,096
Cash and cash equivalents end of year	$ 434,225

Supplemental Disclosure of Cash Flow Information –

Interest Paid $1,661

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Notes to Financial Statements
December 31, 2019

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on January 20, 1995 under the laws of the State of Michigan. It is a broker-dealer registered with the SEC and is a member of FINRA. It is engaged in the sale of securities including equities, municipal bonds and other financial instruments. The company also has insurance and investment advisory businesses.

The following comprise the company's significant accounting policies:

Method of Accounting

The Company maintains its books and records on the accrual basis recognizing revenue when earned and expenses when incurred in conformity with generally accepted accounting principles.

Recognition of Revenue

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Mutual Fund Fees received (12b-1 Fees) are recognized as income by the Company as received from the fund companies. Investment Advisory Fees are earned through client contractual agreements.

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" (**"ASC 740-10"**). ASC 740-10 Clarifies the accounting for uncertainty in

income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2019, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2019 to 2016 remain open for audit.

ASC 606 Revenue Recognition

The Company classifies its revenues into the following categories:

Mutual fund fees - The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly. Monthly 12b-1 fees are recognized as received while quarterly 12b-1 fees are accrued monthly using managements best estimate based on prior quarterly fees received.

Principal transactions–the Company effects riskless principal transactions which are trades executed through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Revenue from riskless principal transactions consists of mark-ups and mark-downs that result from the Company's purchase and sale of over-the-counter corporate obligations, certificates of deposit including structured notes, and municipal obligations. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Commissions – consist of charges to clients for the purchase or sale of equities, options, and some fixed income products. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Account maintenance fees – consist of fees charged to clients for various services performed by the Company including the supervision of account activity, ensuring compliance with industry rules and regulations, distributing client funds as requested, and other administrative and operational activities. This fee is charged semi-annually in advance. There is no contract or specific performance obligation associated with the fee however the fee is deferred and recognized over the six month period.

ASC 606 Revenue Recognition (Continued)

Transaction processing and other account related fees – consist of ticket charges, service fees, wire transfer fees, and other fees associated with processing transactions and client requests. These fees are charged as the specific performance obligation is performed and recognized as received.

ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC842"). which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. Under the new standard, the initial measurement will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis.

Subsequent to commencement, we have measured the lease liabilities at the present value of the unpaid lease payments, discounted using the rate established at commencement. The lease liabilities are included in Lease Liabilities in the accompanying Statement of Financial Condition.

We will recognize the following amounts in earnings each period of the lease term:

- A single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. The remaining lease cost equals the total lease payments for the lease term, plus total initial direct costs incurred, less the periodic lease cost previously recognized. If an operating lease ROU asset has been impaired, for each period from the date of impairment through the end of the lease term, the single lease cost is calculated as the sum of the accretion of the lease liability and the amortization of the ROU asset.
- Any variable lease payments, in the period in which the obligation is incurred, or achievement of the target that triggers the variable payments becomes probable.
- Any impairment of the ROU asset.

We have included the costs of the operating leases in Other Expenses in the accompanying Statement of Income.

Impairment Testing

We subject ROU assets to impairment testing in a manner consistent with other long-lived assets. If the ROU asset is impaired, we amortize the remaining ROU asset evenly over the remaining lease term, except that in periods after the impairment, we continue to present a single lease cost in earnings.
ASC 842 Leases (Continued)

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had a net capital of $ 213,377 which was $191,038 in excess of its required net capital of $22,339. The Company's net capital ratio was 1.57 to 1.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market price

NOTE 5 – GUARANTEES

ASC 460-10, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

NOTE 6 - REGULATORY ACTIONS

The Company had no regulatory actions during the fiscal year.

NOTE 7 – COMMITMENTS

The Company has a lease agreement for office space in Media, PA. The term of this lease is from March 1, 2019 to February 28, 2021. In addition, the Company is obligated to pay for the proportional amount of the building costs. Future minimum lease payments as of December 31, 2019 are as follows:

2020	$53,786
2021	$ 9,006
Total	$62,792
Less Discount to Present Value	$ 2,826
Total Finance Lease Liability	$59,966

Rent expense for 2019 was $55,049.

NOTE 8 – SUBSEQUENT EVENTS

Events of the Company subsequent to December 31, 2019 have been evaluated through February 25, 2020, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2019. No subsequent events were identified that required disclosure.

NOTE 9 -- RECENT ACCOUNTING PRONOUNCEMENTS

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2019. The Company has selected a transition method to recognize a cumulative effective change to opening retained earnings in the year of adoption of the standard. As a result of this method, the Company will have no change to retained earnings as of January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. The updated standard will be effective for annual reporting periods beginning after December 15, 2019. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements.

BESTVEST INVESTMENTS, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. RBC Correspondent Services is the clearing broker.

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

NET CAPITAL	
Total Stockholders' Equity Qualified for Net Capital	$1,281,435
Deduct non-allowable assets	
Investments and receivables from affiliates and prepaids	1,047,706
Other deductions and/or charges	20,352
Total Deductions	1,068,058
Net Capital before haircuts	$ 213,377
Less:	
Haircuts	0
Net Capital	$ 213,377

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$332,087
Excess Lease Liability	2,826
Total aggregate indebtedness	334,913
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement	22,339
Excess net capital at 1500%	$179,886
Excess net capital at 1000%	$191,038
Ratio: Aggregate Indebtedness to Net Capital	1.57 to 1

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2019

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2019

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 216,203
Net Audit Adjustments	2,826
Net Capital per above (Note-2)	$ 213,377

BESTVEST INVESTMENTS, LTD.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIIES INVESTOR PROTECTION COPRPORATION
YEAR ENDED DECEMBER 31, 2019

Period Covered Amount	Date Paid	
General assessment reconciliation for the period January 1, 2019 to December 31, 2019		$ 919
Payment Schedule:		
SIPC-6	7-11-19	477
SIPC-7	1-24-20	442
Balance		$ 0.00

BestVest
INVESTMENTS, LTD.
PLANNING | INVESTMENTS | INSURANCE

600 North Jackson St.
Suite 305
Media, PA 19063

800-434-1776
610-891-2860
Fax: 610-565-8819

VIA FEDEX

SEC Mail Processing

MAR 02 2020

Washington, DC

February 28, 2020

The Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn. Audit Filings

Re: Annual Audit BestVest Investments, Ltd.

Dear Sir or Madam:

Please find enclosed two copies of our annual audit for fiscal year end December 31, 2019 along with an original execution page signed and notarized.

Please feel free to contact the undersigned with any questions.

Sincerely,

James W. O'Connor
President